

December 27, 2011

<u>Via E-mail</u>
Lisa Grossman
President
Your Internet Defender Inc.
20 East Sunrise Highway, Suite 202
Valley Stream, NY 11581

Re: Your Internet Defender Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 29, 2011
File No. 333-176581

Dear Ms. Grossman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please include the registration statement file number on the cover page of the registration statement.

2. We note your response to comment 1 in our letter dated November 1, 2011; however, you have not provided any analysis why you believe that the transaction is a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i). The shares being offered represent 82% of all your outstanding shares and all of the shares owned by shareholders other than Lisa Grossman, Gabriel Solomon and Punim Chadoshos, LLC. In addition, the shares were recently issued in a private placement held from July 2011 through August 2011. Therefore, please revise to provide that all offers and sales will be made at a fixed price for the duration of the offering and delete the language referring to

sales at prevailing market prices after the securities are quoted on the OTC Bulletin Board. Alternatively, please reduce the size of the offering.

Certain Relationships and Related Transactions, page 39

3. We note your response to comment 9 in our letter dated November 1, 2011; however, Item 404(d)(1) requires that smaller reporting companies provide related party transaction information if the amount involved exceeds the lesser of $120,000 or 1% of the average of the company's total assets at year end for the last two completed fiscal years. Since your date of inception is May 4, 2011 and your total assets at September 30, 2011 amount to $104,984, please provide the related party transaction disclosure required for the two shareholders who contributed services having a fair value of $4,200. Furthermore, if these shareholders are directors, there is no disclosure under "Compensation of Directors" regarding these "ordinary services."

You may contact Scott M. Anderegg, Staff Attorney, at (202) 551-3342, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3720, with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: David Lubin, Esq.
       David Lubin & Associates, PLLC